SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                          SCHEDULE 13G
                         (RULE 13d-102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                   PURSUANT TO RULE 13d-2(b)
                      (Amendment No. 2)*

                 FINANCIAL FEDERAL CORPORATION
                        (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                            317492106
                         (CUSIP Number)

                       December 31, 2000
    (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                        [ ] Rule 13d-1(b)
                        [X] Rule 13d-1(c)
                        [ ] Rule 13d-1(d)
_______________


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       Page 1 of 6 Pages

                          SCHEDULE 13G


CUSIP No. 317492106                   PAGE 2 OF 6 PAGES



1            NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                               Michael C. Palitz

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a) []
             (b) []

3            SEC USE ONLY

4            CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

NUMBER       5     SOLE VOTING POWER           1,546,717
OF SHARES

BENEFICIALLY 6     SHARED VOTING POWER               525
OWNED
BY

EACH         7     SOLE DISPOSITIVE POWER      1,546,717
REPORTING

PERSON WITH  8     SHARED DISPOSITIVE POWER          525


9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                                   1,547,242

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES                    []

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                    9.4%

12           TYPE OF REPORTING PERSON*
                                   IN




             *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13G


CUSIP No. 317492106                   PAGE 3 OF 6 PAGES



1            NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                               MCP, INC.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a) []
             (b) []

3            SEC USE ONLY

4            CITIZENSHIP OR PLACE OF ORGANIZATION
                            Wyoming

NUMBER       5     SOLE VOTING POWER           1,419,529
OF SHARES

BENEFICIALLY 6     SHARED VOTING POWER                 0
OWNED
BY

EACH         7     SOLE DISPOSITIVE POWER      1,419,529
REPORTING

PERSON WITH  8     SHARED DISPOSITIVE POWER            0


9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                                   1,419,529

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES                    []

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                     8.7%

12           TYPE OF REPORTING PERSON*
                                   CO




             *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 317492106                                  Page 4 of 6 Pages

Item 1  (a)  Name of Issuer

             FINANCIAL FEDERAL CORPORATION

        (b)  Address of Issuer's Principal Executive Offices

             733 Third Avenue, 7th Floor, New York, NY 10017

Item 2  (a)  Name of Person Filing     (b)  Address of Principal Business
                                            Office or, if none, Residence:

             Michael C. Palitz              173 Riverside Drive
                                            New York, NY  10024


             MCP, INC.                      c/o Michael C. Palitz
                                            173 Riverside Drive
                                            New York, NY  10024


        (c)  Citizenship:

             See Item 4 of Pages 2 and 3

        (d)  Title of Class of Securities

             Common Stock

        (e)  CUSIP Number:

             317492106

Item 3  If this  statement is filed pursuant to Rule 13d-1(c),
        check this box.   [X]


CUSIP No. 317492106                                   Page 5 of 6 Pages

Item 4  Ownership

        (a)  Amount Beneficially Owned

             See Item 9 of Pages 2 and 3

        (b)  Percent of Class

             See Item 11 of Pages 2 and 3

        (c)  Number of shares as to which such person has:

            (i)  sole power to vote or to direct the vote:
                 See Item 5 of Pages 2 and 3

            (ii)  shared power to vote or to direct the vote:
                  See Item 6 of Pages 2 and 3

            (iii) sole power to dispose or to direct the disposition
                  of:  See Item 7 of Pages 2 and 3

            (iv) shared power to dispose or to direct the disposition of: See Item 8 of Pages 2 and 3


Item 5  Ownership of Five Percent or Less of a Class.
            Not Applicable

Item 6  Ownership of More than Five Percent on Behalf of
        Another Person
            Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
            Not Applicable

Item 8  Identification and Classification of Members of the Group
            Not Applicable



CUSIP No. 317492106                                   Page 6 of 6 Pages

Item 9  Notice of Dissolution of Group
            Not Applicable

Item 10 Certification
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 ___________________________________________________________________________

                                SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            2/8/01
                                            [Date]

                                            /s/ Michael C. Palitz
                                            [Signature]

                                            Michael C. Palitz
                                            [Name, Title]

The undersigned hereby agree that for the Schedule 13G said schedule may be filed on our behalf and included in the one filing of Schedule 13G, pursuant to Rule 13d-1(k)(1).

                             MCP, INC.


                             By:   /s/ Michael C. Palitz
                                   Michael C. Palitz, President



                             By:   /s/ Michael C. Palitz
                                   Michael C. Palitz